Exhibit (a)(2)

FORM OF NOTICE OF

MERGER AND DISSENTERS’ RIGHTS

[●], 2013

To the Former Holders of Ordinary Shares of Tsingda eEDU Corporation:

NOTICE IS HEREBY GIVEN, pursuant to Section 238 of the Companies Law (2011 Revision) of the Cayman Islands (the “Cayman Companies Law”), that the short-form merger (the “Merger”) of TEC Merger Sub, a Cayman Islands company (“Merger Sub”), with and into Tsingda eEDU Corporation (“TEC”), became effective on [●], 2013 (the “Effective Date”). Immediately prior to the Effective Date, Merger Sub owned more than 90% of the outstanding ordinary shares, par value $0.000384 per share (“Shares”), of TEC. Accordingly, under applicable Cayman Companies Law, no action was required by the stockholders of TEC (other than Merger Sub) for the Merger to become effective.

Pursuant to the terms of the Merger, each outstanding Share, other than Shares owned by Merger Sub, and other than Shares as to which dissenters’ rights are exercised (as described in the Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”)) held immediately prior to the Effective Date now represents only the right to receive $2. 30 per share in cash, without interest (the “Merger Consideration”). The Merger Consideration will be paid upon surrender of the certificates for each Share. As a result of the Merger, Merger Sub will be merged into TEC, with TEC being the surviving entity and wholly owned by the Rollover Stockholders.

To obtain payment for your Shares, the certificate(s) representing such Shares, together with the enclosed Letter of Transmittal, must be mailed or delivered by hand or overnight courier to the Paying Agent, at the address set forth in the enclosed Letter of Transmittal. Please read and follow carefully the instructions set forth in the enclosed Letter of Transmittal to obtain payment for your Shares.

Former stockholders of TEC who do not wish to accept the Merger Consideration are entitled under the Section 238 of Cayman Companies Law to payment of the fair value of his Shares upon dissenting to the Merger.

Pursuant to the Section 238 of Cayman Companies Law, any former stockholder is entitled to dissent to the Merger, and obtain payment of the fair value of the shares. In the context of the Merger, Cayman Companies Law provides that the former stockholders may elect to have TEC purchase the Shares held by the former stockholders for a cash price that is equal to the fair value of such Shares, as determined in a judicial proceeding in accordance with Cayman Companies Law. A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for Shares of TEC.

A copy of the Section 238 of Cayman Companies Law is attached as Appendix A hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Appendix A hereto. IF YOU FAIL TO COMPLY WITH THE PROCEDURES SPECIFIED IN THE SECTION 238 OF CAYMAN COMPANIES LAW IN A TIMELY MANNER, YOU MAY LOSE YOUR DISSENTERS’ RIGHTS. Because of the complexity of those procedures, you should SEEK THE ADVICE OF COUNSEL IF YOU ARE CONSIDERING EXERCISING YOUR DISSENTERS’ RIGHTS.

Former stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their Shares determined by the Grand Court of the Cayman Islands and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Consideration to be paid in connection with the Merger. In addition, former stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the Merger on the amount determined to be the fair value of their Shares.

If you do NOT plan to seek an appraisal of all of your Shares, Merger Sub requests that you execute (or, if you are not the record holder of such shares, to arrange for such record holder or such holder’s duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to TEC at the address set forth in the Letter of Transmittal. You should note that surrendering to the Paying Agent certificates for your Shares will constitute a waiver of your appraisal rights under Cayman Companies Law.

You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the former stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

The exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to seek relief on the grounds that the Merger is void or unlawful. To preserve your dissenters’ rights, the following procedures must be followed:

•

Within 20 days immediately following the date on which the Merger Notice is given (the “Dissent Period”), any shareholder (a “Dissenting Shareholder”) may give a written notice of his decision to dissent (a “Notice of Dissent”) to TEC stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•

Within seven days immediately following the date of expiry of the Dissent Period, TEC, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by TEC to be the fair value of such Shares;

•

If, within 30 days immediately following the date of the Fair Value Offer, TEC and the Dissenting Shareholder fail to agree on a price at which TEC will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, TEC must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with TEC as to fair value;

•

If a petition is timely filed, the Grand Court of the Cayman Islands will determine at a hearing which shareholders are entitled to dissenters’ rights and will determine the fair value of the Shares held by those shareholders.

Failure to make a timely demand will foreclose your right to appraisal. All written demands for appraisal of Shares should be sent or delivered to TEC at the following address: Tsingda eEDU Corporation, No. 39, Block 74, Lugu Rd., Shinjingshan District, Beijing, PRC, 100040.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of TEC. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

The foregoing summary of the rights of dissenting stockholders under the Section 238 of Cayman Companies Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal rights available under the Section 238 of Cayman Companies Law. The preservation and exercise of dissenters’ rights of appraisal require strict adherence to Section 238 of Cayman Companies Law, and the foregoing summary is qualified in its entirety by reference to Appendix A hereto. You should carefully the Section 238 of Cayman Companies Law, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in the Section 238 of Cayman Companies Law will result in a loss of appraisal rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE DISSENTERS’ RIGHTS AVAILABLE TO YOU, AND THE PROCESS TO PERFECT YOUR DISSENTERS’ RIGHTS UNDER THE SECTION 238 OF CAYMAN COMPANIES LAW.

Additional Information

In connection with the Merger, Merger Sub and certain of its affiliates filed with the U.S. Securities and Exchange Commission (the “SEC”) the Schedule 13E-3, which was mailed to the stockholders of TEC on or about [●], 2013.

In making your decision as to the exercise of dissenters’ rights, you are urged to review the Schedule 13E-3 and all related materials. A copy of the Schedule 13E-3 is enclosed herewith. In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at TEC’s expense from TEC if you are a bank or a broker. Finally, the Schedule 13E-3 is also available free of charge on the SEC’s website at http://www.sec.gov.

TEC in the past has been subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith filed and furnished periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such periodic and current reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. TEC’s filings with the SEC are also available to the public from commercial document-retrieval services and on the website maintained by the SEC at http://www.sec.gov.

Very truly yours,

TSINGDA EEDU CORPORATION

APPENDIX A

CAYMAN COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED) – SECTION 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)

Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)

A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)

Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)

Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)

If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)

A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)

At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)

Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)

The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)

The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.